December 12, 2025

VIA EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Vision Marine Technologies Inc. (the “Company”)
Registration Statement on Form F-1
File No. 333-291955 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby memorializes the withdrawal of its prior request submitted to the U.S. Securities and Exchange Commission (the “Commission”) on December 10 for acceleration of the effectiveness of the above-referenced Registration Statement. Please contact our counsel, Ortoli Rosenstadt LLP, by calling Tim Dockery at (212) 829-8946 with any questions concerning the above

Very truly yours,

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Raffi Sossoyan
Name:	Raffi Sossoyan
Title:	Chief Financial Officer